Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Quarter ended March 27,	Quarter ended March 29,

	2016	2015
Earnings

Earnings from continuing operations before income taxes	$1,134	$1,266
Interest expense	164	93
Undistributed earnings from equity investees, net	(32)	(22)
Portion of rents representative of the interest factor	6	7

Earnings from continuing operations before income taxes, as adjusted	$1,272	$1,344

Fixed Charges

Interest expense	$164	$93
Portion of rents representative of the interest factor	6	7

Total fixed charges	$170	$100

Ratio of Earnings to Fixed Charges	7.5	13.4

The ratio of earnings to fixed charges is a measure of our ability to meet the interest requirements of our outstanding debt securities and leases with current period earnings. A positive ratio indicates that earnings are sufficient to cover our current interest requirements.

45